

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 9, 2007

Mr. Stanley Laybourne
Chief Financial Officer
Insight Enterprises, Inc.
1305 West Auto Drive
Tempe, Arizona 85284

   RE: Insight Enterprises, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2006
       Filed July 26, 2007
       Form 10-K/A for Fiscal Year Ended December 31, 2006
       Filed October 9, 2007
       Form 10-Q for Fiscal Quarter Ended June 30, 2007
       Filed August 9, 2007
       File No. 0-25092

Dear Mr. Laybourne:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          William Thompson
          Branch Chief